

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

James Carroll
President, Chief Executive Officer
Biomass Secure Power Inc.
40218 Wellsline Road
Abbotsford, BC Canada V3G 2K7

> **Re: Biomass Secure Power Inc.**
> **Form 10-K: For the Fiscal Year Ended June 30, 2010**
> **Filed December 15, 2010**
> **File No. 333-70836**

Dear Mr. Carroll:

We have reviewed your filings and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by amending your filing and providing the requested information. If you do not believe our comments applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K: for the fiscal year ended June 30, 2010

General

1. We note that you have outstanding comments related to your Form 20-F for the fiscal year ended June 30, 2006. Please advise as to your plans with respect to addressing the outstanding comments on your Form 20-F.

2. We note that you have changed the filing of your periodic reports from that of a domestic filer to that of a foreign private issuer for the quarterly period ended September 30, 2009 and for the quarterly period ended September 30, 2010. Please tell us your basis for such a change.

3. We note your disclosure that your common stock is registered under Section 12(g) of the Exchange Act. However, we are unable to find a Form 10 or Form 8-A. Please advise.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 11

4. We note your disclosure on page F-24 in the notes to your financial statements regarding your stock option plan that was approved on March 24, 2004. To the extent that you have a stock option plan, please provide the information required by Item 201(d) of Regulation S-K in tabular form. In addition, please file your stock option plan as an exhibit to your Form 10-K.

Directors, Executive Officers and Corporate Governance, page 23

Directors and Executive Officers, Promoters and Control Persons, page 23

5. Please revise to include the business experience of Mr. Kownacki pursuant to Item 401(e) of Regulation S-K. For example, please include his principal occupation and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on or advise.

Executive Compensation, page 27

Summary Compensation, page 27

6. We note your disclosure in your financial statements that on June 30, 2009 you issued common stock for a total of $126,700 management fees paid to a director and officer of the company. Please revise your summary compensation table as appropriate.

Transactions with related persons, page 29

7. Please delete the last paragraph on page 30 as you disclose transactions with related persons on page 31.

8. We note your disclosure on page 31 that, "[d]uring the year ended June 30, 2010, you were charged by and recorded management, consulting and directors fees totaling $208,475 (2009-$183,049)." Please disclose in your director compensation table or advise.

9. Please revise to include disclosure regarding your policies or procedures for review, approval, or ratification of transactions with related persons pursuant to Item 404(b) of Regulation S-K.

Exhibits

10. We were unable to locate Exhibits 3.1 and 21.1. Please file these exhibits in your next amendment or advise.

Exhibits 31.1 and 32.1

11. Please file the certifications required by Rule 13a-14(a) or Rule 15d-14(a) exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. In addition, please submit the Section 1350 certification pursuant to Item 601(b)(32) of Regulation S-K as an exhibit in your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Patrick Kuhn at (202) 551-3308 or Sonia Bednarowski at 202-551-3666 with any questions. You may also call me at 202-551-3380.

                                        Sincerely,

                                        Lyn Shenk
                                        Branch Chief